                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F   x       Form 40-F
                             -----               -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                   Yes                 No   x
                       -----              -----

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2 (b). 82-        ]
                                       --------

                             Semiannual Report 2004
                    For the six months ended August 31, 2003

FINANCIAL HIGHLIGHTS
ITO-YOKADO CO., LTD. AND SUBSIDIARIES
For the six-month periods ended August 31, 2003, 2002 and 2001
(Unaudited)

                                                                                                     Thousands of
                                                                      Millions of yen               U.S. dollars*
                                                          --------------------------------------------------------
                                                               2003         2002          2001           2003
------------------------------------------------------------------------------------------------------------------
FOR THE PERIOD:
Revenues from operations                                     1,686,201    1,644,020     1,557,216      14,411,974
Income from continuing operations before
Income taxes                                                    81,239       94,231       101,856         694,351
Net income                                                      17,846        6,787        35,621         152,530
  % of revenues                                                    1.1%         0.4%          2.3%            1.1%
AT PERIOD END:
Total assets                                                 2,497,325    2,412,984     2,377,150      21,344,658
Total shareholders' equity                                   1,083,906    1,114,796     1,094,918       9,264,154


                                                                              Yen                   U.S. dollars*
                                                          -------------------------------------------------------
NET INCOME PER SHARE:
  Basic                                                          42.85        16.22         85.20            0.37
  Diluted                                                        42.83           --         85.10            0.37
CASH DIVIDEND DECLARED PER SHARE OF COMMON STOCK                 16.00        16.00         16.00            0.14


* U.S. dollar amounts in this report are translated from yen, for convenience only, at the rate of Yen117=US$1, the approximate rate of exchange on August 29, 2003.


TO OUR SHAREHOLDERS

Business Environment
In the six months ended August 31, 2003, there were some positive economic signs in Japan, such as indications of recovery in corporate performances and private-sector capital investment. Nonetheless, employment conditions remained severe, and consumer spending continued to be weak. Overseas, the future course of the global economy remained uncertain, due to mixed business conditions in Europe and the United States, an uncertain international situation related to the crisis in the Middle East, and the influence of SARS (severe acute respiratory syndrome).
In this environment, in the retail industry consumer purchasing behavior remained cautious due to continued declines in sales prices accompanying deflation and continued low levels of employment and income, as well as concerns about the future stemming from issues regarding Japan's social security system, such as a change in the system for social insurance payments. In addition, unseasonable weather conditions, marked by low temperatures from early spring and the coolest summer in 10 years, resulted in weak demand overall.


Consolidated Results
In Ito-Yokado's consolidated results for the interim period, revenues from operations increased 2.6%, to 1,686.2 billion yen; operating income was down 15.7%, to 86.5 billion yen; income from continuing operations before income taxes ("income before income taxes") was down 13.8%, to 81.2 billion yen; and net income increased 162.9%, to 17.8 billion yen. Basic earnings per share for the interim period were 42.85 yen, compared with 16.22 yen in the preceding interim period. Interim dividends were set at 16.00 yen per share.
The increase in revenues from operations was attributable to growth in revenues from convenience store operations and other operations. The declines in operating income and income before income taxes were mainly due to the adverse effect of sluggish superstore and restaurant operations.
The principal reason for the rise in net income was the 21.0 billion yen loss from discontinued operations recorded in the previous interim period, which included losses associated with the sale of shares of a subsidiary stemming from the transfer of the operations of discount store Daikuma.


Segment Performance
In our superstore segment, revenues declined 1.1% from the same period in the previous year, to 743.2 billion yen. An operating loss of 4.1 billion yen was recorded, compared with operating income of 13.7 billion yen in the previous interim period.
The decline in revenues was principally attributable to sluggish sales of apparel and household goods due to unseasonably low temperatures from early spring and a cool summer, which offset a strong performance in food products. The operating loss resulted from a decrease in the gross profit margin accompanying lower sales and from higher selling, general and administrative expenses, which included costs associated with an increase in impaired assets and aggressive sales promotion activities.
In convenience store operations, revenues rose 5.3%, to 868.4 billion yen, and operating income increased 2.2%, to 95.9 billion yen. Domestically, Seven-Eleven Japan Co., Ltd., recorded increases in both revenues and profits as a result of its aggressive store expansion strategy and superior product development capabilities. Seven-Eleven Japan had reached 10,000 stores in Japan as of the end of August 2003, thereby becoming the first domestic retailer to reach this milestone. In the United States, subsidiary 7-Eleven, Inc., achieved steady results in the first half. The yen-dollar exchange rate used in the consolidation of 7-Eleven, Inc.'s accounts for the interim period was 118.71 yen, compared with the rate of 129.71 yen used in the previous interim period. In restaurant operations, revenues decreased 2.0%, to 64.8 billion yen, and operating income was down 64.5%, to 1.5 billion yen. These declines were attributable to continued sluggish consumer spending and to reduced customer visits stemming from unseasonable weather, such as a cool summer and a long rainy season.
In others, revenues were up 79.4%, to 22.8 billion yen. An operating loss of 6.8 billion yen was recorded, compared with a loss of 9.2 billion yen in the previous interim period. The increase in revenues was primarily attributable to growth in revenues at both IYBank Co., Ltd., and IY Card Service Co., Ltd., as a result of higher customer recognition and expanded lines of business. The significant improvement in the operating loss was a result of better profitability at IYBank.


Outlook
As we begin the second half of the fiscal year, there are signs of improvement in business conditions, such as an increase in the government's GDP forecast for the year and strong growth in stock markets. However, the future course of consumption is expected to remain uncertain, and the IY Group's operating environment does not lend itself to optimism.
Guided by its principle of "responding to change and strengthening fundamentals," the Ito-Yokado Group will not limit itself to past ways of doing things. The Group will continue working to further increase the precision of its merchandising and marketing and to provide products and services that accurately meet changing customer needs.
In the retail industry, we will move ahead with the development of original products that are only available from the IY Group and work to differentiate Ito-Yokado from its competitors. We will emphasize service in our sales efforts, striving to enhance the level of service that we provide to our customers. In addition, we will thoroughly analyze efficiency and profitability on a store-by-store basis and endeavor to create stores that meet the needs of the regions they serve.
Also, in financial services, which are recording steady improvement in revenues and profitability, we will conduct aggressive investment to achieve the continued expansion of our operational base. We will also enhance customer convenience while pursuing synergies with our core retail operations.
Through the ongoing implementation of these initiatives, we will strive to achieve a level of performance that meets the expectations of our shareholders. In closing, we would like to ask for your continued support in the years ahead.


November 2003

Toshifumi Suzuki
Chairman and Chief Executive Officer

Sakae Isaka
President and Chief Operating Officer

Consolidated Balance Sheets
Ito-Yokado Co., Ltd. and Subsidiaries
August 31, 2003 and 2002
(Unaudited)

                                                                             Thousands of
                                                                             U.S. dollars
                                                     Millions of yen           (Note B)
                                                 ----------------------------------------
ASSETS                                              2003           2002          2003
-----------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                        548,549        598,038      4,688,453
  Accounts and notes receivable:
    Trade                                           33,019         41,928        282,214
    Finance receivables                             53,736         19,603        459,282
    Affiliates                                         894            982          7,641
    Franchisees and other                           34,879         22,840        298,111
                                                 ----------------------------------------
                                                   122,528         85,353      1,047,248
  Allowance for doubtful accounts                     (585)          (690)        (5,000)
                                                 ----------------------------------------
                                                   121,943         84,663      1,042,248
  Inventories                                       91,223         91,768        779,684
    Asset held for sale                              5,028          3,958         42,974
    Prepaid expenses and other current assets       96,260         64,653        822,735
                                                 ----------------------------------------
      Total current assets                         863,003        843,080      7,376,094
                                                 ----------------------------------------
INVESTMENTS:
  Investments in and advances to affiliates         33,476         34,806        286,119
  Other security investments                        41,308         41,688        353,060
                                                 ----------------------------------------
                                                    74,784         76,494        639,179
                                                 ----------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
  Leasehold improvements                           826,066        809,991      7,060,393
  Land and land rights                             373,258        374,827      3,190,239
  Buildings and structures                         374,173        359,059      3,198,060
  Furniture, fixtures and other                    466,378        437,130      3,986,137
  Construction in progress                          14,467         10,141        123,650
                                                 ----------------------------------------
                                                 2,054,342      1,991,148     17,558,479
    Accumulated depreciation and amortization     (910,362)      (854,058)    (7,780,872)
                                                 ----------------------------------------
                                                 1,143,980      1,137,090      9,777,607
                                                 ----------------------------------------
OTHER ASSETS:
  Goodwill                                         129,068        104,119      1,103,145
  Fixed leasehold deposits                          79,276         82,004        677,573
  Deferred lease rents                              99,933         89,355        854,128
  Other                                            107,281         80,842        916,932
                                                 ----------------------------------------
                                                   415,558        356,320      3,551,778
                                                 ----------------------------------------
                                                 2,497,325      2,412,984     21,344,658
                                                 ----------------------------------------

The accompanying notes are an integral part of these statements.

                                                                                   Thousands of
                                                                                   U.S. dollars
                                                           Millions of yen           (Note B)
                                                       ----------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                      2003          2002           2003
-----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Short-term loans                                         5,033         15,767         43,017
  Current portion of long-term debt                       45,342         16,487        387,539
  Accounts and notes payable:
    Trade                                                290,767        273,029      2,485,188
    Other                                                 39,371         44,642        336,504
  Accrued payroll and bonus                               40,210         40,512        343,675
  Income taxes payable                                    40,423         42,608        345,496
  Deposits received                                       99,533         48,871        850,709
  Other current liabilities                               59,428         66,095        507,932
                                                       ----------------------------------------
      Total current liabilities                          620,107        548,011      5,300,060

LONG-TERM DEBT                                           317,262        337,736      2,711,641

ACCRUED PENSION AND SEVERANCE COSTS                       82,802         10,549        707,709

DEFERRED INCOME TAXES                                     14,236         12,337        121,675

DEFERRED CREDITS AND OTHER LIABILITIES                    29,721         24,209        254,026
                                                       ----------------------------------------
      Total liabilities                                1,064,128        932,842      9,095,111
                                                       ----------------------------------------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES           349,291        365,346      2,985,393
                                                       ----------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Common stock, authorized 840,000,000 shares,
   issued 418,717,685 shares in 2003 and 2002             47,988         47,988        410,154
  Capital surplus:
    Additional paid-in capital                           119,321        119,321      1,019,837
    Other capital surplus                                 37,813         36,777        323,188
  Retained earnings:
    Legal reserve                                         14,915         14,902        127,479
    Other retained earnings                              913,289        895,449      7,805,889
  Accumulated other comprehensive (loss) income          (36,266)         1,044       (309,966)
                                                       ----------------------------------------
                                                       1,097,060      1,115,481      9,376,581
  Treasury stock, at cost, 4,416,124 shares in 2003
   and 256,256 shares in 2002                            (13,154)          (685)      (112,427)
                                                       ----------------------------------------
    Total shareholders' equity                         1,083,906      1,114,796      9,264,154
                                                       ----------------------------------------
                                                       2,497,325      2,412,984     21,344,658
                                                       ----------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
Ito-Yokado Co., Ltd. and Subsidiaries for the six-month periods ended August 31, 2003, 2002 and 2001
(Unaudited)

                                                                                                          Thousands of
                                                                                                          U.S. dollars
                                                                           Millions of yen                  (Note B)
                                                                ------------------------------------------------------
                                                                   2003         2002            2001          2003
----------------------------------------------------------------------------------------------------------------------
REVENUES FROM OPERATIONS:
  Net sales                                                     1,487,429     1,459,657      1,387,128     12,713,068
  Other income                                                    198,772       184,363        170,088      1,698,906
                                                                ------------------------------------------------------
                                                                1,686,201     1,644,020      1,557,216     14,411,974
                                                                ------------------------------------------------------
COSTS AND EXPENSES:
  Cost of sales                                                 1,044,958     1,009,746        963,360      8,931,265
  Depreciation and amortization                                    58,847        58,793         55,350        502,966
  Selling, general and administrative                             495,915       472,953        454,541      4,238,589
                                                                ------------------------------------------------------
                                                                1,599,720     1,541,492      1,473,251     13,672,820
                                                                ------------------------------------------------------
    Operating income                                               86,481       102,528         83,965        739,154
                                                                ------------------------------------------------------

OTHER INCOME (EXPENSES):
  Interest income                                                   1,080         1,173          1,862          9,231
  Interest expense                                                 (7,093)       (7,007)        (6,746)       (60,624)
  Gain on subsidiary's common stock contribution to
   employee retirement benefit trust                                   --            --         24,607             --
  Gain (loss) on sale and write-down of security investments          312           (57)        (3,101)         2,667
  Foreign currency exchange gains (losses)                            459        (2,406)         1,269          3,923
                                                                ------------------------------------------------------
                                                                   (5,242)       (8,297)        17,891        (44,803)
    Income from continuing operations before income taxes          81,239        94,231        101,856        694,351
                                                                ------------------------------------------------------
Income taxes:
  Current                                                          38,068        43,563         44,087        325,368
  Deferred                                                            883          (766)        (1,670)         7,547
                                                                ------------------------------------------------------
                                                                   38,951        42,797         42,417        332,915
                                                                ------------------------------------------------------
    Income from continuing operations before minority
     interest and equity in earnings                               42,288        51,434         59,439        361,436
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES        (24,365)      (22,538)       (21,781)      (208,248)
EQUITY IN EARNINGS OF AFFILIATES                                      349           919            848          2,983
                                                                ------------------------------------------------------
    Income from continuing operations before loss from
     discontinued operations and cumulative effects of
     changes in accounting principles                              18,272        29,815         38,506        156,171
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES OF
 462 MILLION YEN, 767 MILLION YEN AND (858) MILLION YEN              (426)      (21,019)        (2,231)        (3,641)
CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES,
 NET OF TAXES OF --, 2,433 MILLION YEN AND 759 MILLION YEN             --        (2,009)          (654)            --
                                                                ------------------------------------------------------
    Net income                                                     17,846         6,787         35,621        152,530
                                                                ------------------------------------------------------

                                                                            U.S. dollars
                                                            Yen               (Note B)
                                                  --------------------------------------
                                                  2003      2002     2001       2003
----------------------------------------------------------------------------------------
Income from continuing operations before loss
 from discontinued operations and cumulative
 effects of changes in accounting principles
 per share, equivalent to one American
 Depositary Share:
  Basic                                           43.87    71.24    92.09        0.38
  Diluted                                         43.85       --    91.98        0.38
Loss from discontinued operations per share,
 equivalent to one American Depositary Share:
  Basic                                           (1.02)  (50.23)   (5.34)      (0.01)
  Diluted                                         (1.02)      --    (5.32)      (0.01)
Cumulative effects of changes in accounting
 principles per share, equivalent to one
 American Depositary Share:
  Basic                                              --    (4.80)   (1.56)         --
  Diluted                                            --       --    (1.56)         --
Net income per share, equivalent to one
 American Depositary Share:
  Basic                                           42.85    16.22    85.20        0.37
  Diluted                                         42.83       --    85.10        0.37

Cash dividend declared per share, equivalent to
 one American Depositary Share                    16.00    16.00    16.00        0.14

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Ito-Yokado Co., Ltd. and Subsidiaries for the six-month periods ended August 31, 2003, 2002 and 2001
(Unaudited)

                                                                                           Thousands of
                                                                                           U.S. dollars
                                                                Millions of yen              (Note B)
                                                        -----------------------------------------------
                                                         2003        2002        2001         2003
-------------------------------------------------------------------------------------------------------
COMMON STOCK:
  Number of shares in thousands at end of period        418,718     418,718     418,074
  Balance at beginning of period                         47,988      47,988      46,801       410,154
  Conversion of convertible debt                             --          --           1            --
                                                        -----------------------------------------------
  Balance at end of period                               47,988      47,988      46,802       410,154
                                                        -----------------------------------------------
CAPITAL SURPLUS:
  Additional paid-in capital:
    Balance at beginning of period                      119,321     119,321     118,134     1,019,837
    Conversion of convertible debt                           --          --           1            --
                                                        -----------------------------------------------
    Balance at end of period                            119,321     119,321     118,135     1,019,837
                                                        -----------------------------------------------
  Other capital surplus:
    Balance at beginning of period                       36,903      35,947      34,659       315,410
    Increase due to issuance of additional shares by
     a subsidiary to third parties and other                910         830       1,288         7,778
                                                        -----------------------------------------------
    Balance at end of period                             37,813      36,777      35,947       323,188
                                                        -----------------------------------------------
      Total capital surplus                             157,134     156,098     154,082     1,343,025
                                                        -----------------------------------------------
RETAINED EARNINGS:
  Legal reserve:
    Balance at beginning of period                       14,902      15,097      15,016       127,368
    Transfers from other retained earnings                   13          16          81           111
    Transfers to other retained earnings due to
     exclusion of a subsidiary                               --        (211)         --            --
                                                        -----------------------------------------------
    Balance at end of period                             14,915      14,902      15,097       127,479
                                                        -----------------------------------------------
  Other retained earnings:
    Balance at beginning of period                      902,989     896,003     857,975     7,717,855
    Net income for the period                            17,846       6,787      35,621       152,530
    Cash dividends                                       (7,533)     (7,536)     (7,525)      (64,385)
    Transfers to legal reserve                              (13)        (16)        (81)         (111)
    Transfers from legal reserve due to exclusion
     of a subsidiary                                         --         211          --            --
                                                        -----------------------------------------------
    Balance at end of period                            913,289     895,449     885,990     7,805,889
                                                        -----------------------------------------------
      Total retained earnings                           928,204     910,351     901,087     7,933,368
                                                        -----------------------------------------------

                                                                                                             Thousands of
                                                                                                             U.S. dollars
                                                                           Millions of yen                      (Note B)
                                                            -------------------------------------------------------------
                                                               2003             2002              2001            2003
-------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
  Net unrealized gains (losses) on investments:
    Balance at beginning of period                                339               94            1,304            2,897
    Unrealized gains (losses) on securities
     (net of (747) million yen, 15 million yen and
     958 million yen taxes)                                     1,077              (35)          (1,312)           9,205
    Reclassification adjustment for gains (losses)
     in net income (net of 49 million yen, 30 million
     yen and (814) million yen taxes)                             (56)             (70)           1,095             (479)
                                                            -------------------------------------------------------------
    Balance at end of period                                    1,360              (11)           1,087           11,623
                                                            -------------------------------------------------------------
  Cumulative translation adjustments:
    Balance at beginning of period                              1,647           13,729           (3,627)          14,077
    Adjustments for the period                                  1,716          (12,231)          10,209           14,667
                                                            -------------------------------------------------------------
    Balance at end of period                                    3,363            1,498            6,582           28,744
                                                            -------------------------------------------------------------
  Minimum pension liability adjustments:
    Balance at beginning of period                            (41,113)              --          (14,539)        (351,393)
    Adjustments for the period
     (net of (21) million yen, -- and (5) million
     yen taxes)                                                   (21)              --              (14)            (180)
                                                            -------------------------------------------------------------
    Balance at end of period                                  (41,134)              --          (14,553)        (351,573)
                                                            -------------------------------------------------------------
  Interest rate swaps and foreign currency swaps:
    Balance at beginning of period                               (423)            (505)              --           (3,615)
    Adjustments for the period
     (net of (439) million yen, (16) million yen
     and 178 million yen taxes)                                   568               62             (169)           4,855
                                                            -------------------------------------------------------------
    Balance at end of period                                      145             (443)            (169)           1,240
                                                            -------------------------------------------------------------
  Total accumulated other comprehensive (loss)
  Income
    Balance at beginning of period                            (39,550)          13,318          (16,862)        (338,034)
    Adjustments for the period                                  3,284          (12,274)           9,809           28,068
                                                            -------------------------------------------------------------
    Balance at end of period                                  (36,266)           1,044           (7,053)        (309,966)
                                                            -------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of period                               (1,201)            (358)              --          (10,265)
  Purchase, net of retirements                                (11,953)            (327)              --         (102,162)
                                                            -------------------------------------------------------------
  Balance at end of period                                    (13,154)            (685)              --         (112,427)
                                                            -------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                  1,083,906        1,114,796        1,094,918        9,264,154

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
  Net income for the period                                    17,846            6,787           35,621          152,530
                                                            -------------------------------------------------------------
  Net unrealized gains (losses) on investments                  1,021             (105)            (217)           8,726
  Cumulative translation adjustments                            1,716          (12,231)          10,209           14,667
  Minimum pension liability adjustments                           (21)              --              (14)            (180)
  Unrealized gains (losses) on interest rate swaps
   and foreign currency swaps                                     568               62             (169)           4,855
                                                            -------------------------------------------------------------
  Other comprehensive income (loss) for the
   period, net of taxes                                         3,284          (12,274)           9,809           28,068
                                                            -------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD               21,130           (5,487)          45,430          180,598
                                                            -------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Ito-Yokado Co., Ltd. and Subsidiaries for the six-month periods ended August 31, 2003, 2002 and 2001
(Unaudited)

                                                                                                               Thousands of
                                                                                                               U.S. dollars
                                                                                Millions of yen                  (Note B)
                                                                   --------------------------------------------------------
                                                                      2003           2002          2001            2003
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         17,846          6,787         35,621          152,530
  Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effects of changes in accounting principles               --          2,009            654               --
    Loss from discontinued operations                                   426         21,019          2,231            3,641
    Depreciation and amortization                                    58,847         58,793         55,350          502,966
    Impairment and disposal loss for property and equipment          10,084          4,629          4,355           86,188
    Minority interest                                                24,365         22,538         21,781          208,248
    Undistributed earnings of affiliates                               (111)          (678)          (625)            (949)
    Gain on subsidiary's common stock contribution to
     employee retirement benefit trust                                   --             --        (24,607)              --
    (Gain) loss on sale and write-down of security
     investments                                                       (312)            57          3,101           (2,667)
    Deferred income taxes and other                                   5,003           (723)           415           42,760
  Changes in assets and liabilities:
    Increase in accounts and notes receivable, less allowance       (27,748)       (23,837)        (8,510)        (237,162)
    Decrease in inventories                                           6,624          9,125         10,403           56,615
    Increase in prepaid expenses and other current and
     noncurrent assets                                              (30,766)        (5,199)        (4,936)        (262,957)
    Increase in accounts and notes payable and accrued
     liabilities                                                     42,913         53,553         30,469          366,778
    Increase in other current and noncurrent liabilities             40,672          5,202          2,011          347,624
                                                                   --------------------------------------------------------
      Net cash provided by operating activities                     147,843        153,275        127,713        1,263,615

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment                   (62,335)       (98,247)       (60,668)        (532,778)
  Increase in investments and advances                               (2,969)        (7,557)        (5,318)         (25,376)
  Proceeds from sales of security investments                           257            545          4,407            2,197
  Proceeds from sales of property and equipment                       1,993          2,012          6,607           17,034
  Proceeds from sale of investments in subsidiary (net)                  --         12,029             --               --
  Other                                                              (6,730)        (3,837)        (1,282)         (57,521)
                                                                   --------------------------------------------------------
      Net cash used in investing activities                         (69,784)       (95,055)       (56,254)        (596,444)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from commercial paper and revolving credit
   facilities                                                       341,591        349,052        290,304        2,919,581
  Payments under commercial paper and revolving credit
   facilities                                                      (352,827)      (345,606)      (283,556)      (3,015,615)
  Proceeds from issuance of long-term debt                            2,812          3,263          1,005           24,034
  Repayment of long-term debt                                       (10,139)       (11,343)       (11,496)         (86,658)
  Payment for redemption of bonds                                   (43,828)            --             --         (374,598)
  Dividends paid                                                     (7,533)        (7,536)        (7,525)         (64,385)
  Dividends paid to minority interests                               (7,701)        (7,160)        (6,626)         (65,821)
  Contribution from minority interest of consolidated
   subsidiary                                                         3,000         16,900         10,600           25,641
  Purchase of treasury stock                                        (11,968)          (327)            --         (102,291)
  Purchase of subsidiary's treasury stock                           (53,137)          (228)            --         (454,162)
  Other                                                                 835         (1,488)         3,291            7,137
                                                                   --------------------------------------------------------
      Net cash used in financing activities                        (138,895)        (4,473)        (4,003)      (1,187,137)

                                                                                                             Thousands of
                                                                                                             U.S. dollars
                                                                               Millions of yen                 (Note B)
                                                                   -------------------------------------------------------
                                                                     2003           2002          2001           2003
--------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS           410         (2,467)        1,853           3,504
                                                                   -------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               (60,426)        51,280        69,309        (516,462)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   608,975        546,758       551,298       5,204,915
                                                                   -------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         548,549        598,038       620,607       4,688,453
                                                                   -------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                         6,343          6,631         6,825          54,214
    Income taxes                                                    35,248         42,238        44,098         301,265

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Capital lease obligations for property and equipment                 9,554          7,694         9,448          81,658

Note: The amounts of cash and cash equivalents related to Daikuma Co., Ltd. ("Daikuma") were reclassified to "Assets held for sale" from "Cash and cash equivalents" on the consolidated balance sheets. The difference in the amounts of cash and cash equivalents at each of the period ends between the consolidated balance sheets and the consolidated statements of cash flows are as follows:

                                                              2003          2002          2001           2003
----------------------------------------------------------------------------------------------------------------
"Cash and cash equivalents" on consolidated
 statements of cash flows                                   548,549       598,038       620,607        4,688,453
"Cash and cash equivalents" on consolidated
 balance sheets                                             548,549       598,038       615,414        4,688,453
                                                            ----------------------------------------------------
"Cash and cash equivalents" related to Daikuma                   --            --         5,193               --
                                                            ----------------------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO THE SEMIANNUAL FINANCIAL STATEMENTS
ITO-YOKADO CO., LTD. AND SUBSIDIARIES
For the six-month periods ended August 31, 2003, 2002 and 2001
(Unaudited)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1. Principles of Consolidation:
The consolidated financial statements include the accounts of Ito-Yokado Co., Ltd. and its subsidiaries ("the Company"). The accounting records of the domestic companies are maintained in accordance with accounting practices prevailing in Japan. The consolidated financial statements reflect adjustments necessary for presentation in conformity with generally accepted accounting principles applicable in the United States of America. Such adjustments principally include accounting for leases and provision for impairment of long-lived assets, goodwill and other intangible assets. The fiscal year-end of 7-Eleven, Inc. and its subsidiaries ("7-Eleven, Inc."), U.S. consolidated subsidiaries, is December 31. To facilitate the reporting of consolidated accounts, the accounts of 7-Eleven, Inc. as of and for the six-month period ended June 30 have been consolidated with the accounts of the Company as of and for the six-month period ended August 31. All material transactions occurring during the period from July 1 to August 31 have been accounted for as part of the consolidation process. Investments in affiliates are accounted for by the equity method. All material intercompany transactions have been eliminated.

2. Accounting Principles:
In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities--an Interpretation of ARB No. 51". FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity. The Company will adopt FIN No. 46 beginning September 1, 2003. The cumulative effect of adjustment upon adopting FIN No. 46, net of income taxes and minority interest, will result in a decrease of net income by approximately 674 million yen and will be recorded as a cumulative effect of an accounting change.

B. UNITED STATES DOLLAR AMOUNTS
The accounts of the consolidated financial statements presented herein are expressed in Japanese yen and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of 117 yen=US$1, the approximate rate of exchange prevailing at August 29, 2003. The inclusion of such amounts is not intended to imply that Japanese yen and assets and liabilities originating in Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at 117 yen=US$1 or at any other rate.

C. RECLASSIFICATION OF ACCOUNTS
Prior-period amounts have been reclassified to conform with the current-period presentation.

D. SEGMENT INFORMATION
The operating segments reported in the following tables are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The Company's senior management utilizes various measurements to assess segment performance and allocate resources to segments.
The superstore operations, which mainly comprise 176 Ito-Yokado superstores in Japan, primarily sell apparel, household goods and food.

The convenience store operations mainly comprise 10,002 7-Eleven franchised and Company-operated stores in Japan and 5,841 such stores in North America and Hawaii.
The restaurant operations are mainly composed of the Denny's Japan restaurant chain, aggregating 570 restaurants in Japan.
The other operations are mainly composed of finance, various kinds of services and electronic commerce operations.
Assets and long-lived assets are those assets that are used exclusively in the operations of each business segment or geographic area as of August 31, 2003, 2002 and 2001.
Capital expenditures include capitalized lease assets.
The following tables show revenues from operations and other financial information by business segment, products and services and geographic area for the six-month periods ended August 31, 2003, 2002 and 2001.

                                                                                                       Thousands of
                                                                                                       U.S. dollars
                                                                   Millions of yen                       (Note B)
                                                     ---------------------------------------------------------------
Business Segments                                       2003             2002             2001             2003
--------------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Superstore operations
    Customers                                          736,774          744,802          726,136         6,297,213
    Intersegment                                         6,421            6,673            6,555            54,880
                                                     ---------------------------------------------------------------
       Total                                           743,195          751,475          732,691         6,352,093
  Convenience store operations
    Customers                                          868,290          824,987          762,335         7,421,282
    Intersegment                                           106               62               23               906
                                                     ---------------------------------------------------------------
       Total                                           868,396          825,049          762,358         7,422,188
  Restaurant operations
    Customers                                           63,940           65,258           65,905           546,496
    Intersegment                                           893              876              944             7,632
                                                     ---------------------------------------------------------------
       Total                                            64,833           66,134           66,849           554,128
  Others
    Customers                                           17,197            8,973            2,840           146,983
    Intersegment                                         5,647            3,760            3,233            48,265
                                                     ---------------------------------------------------------------
       Total                                            22,844           12,733            6,073           195,248
  Elimination of intersegment revenues                 (13,067)         (11,371)         (10,755)         (111,683)
                                                     ---------------------------------------------------------------
         Consolidated total                          1,686,201        1,644,020        1,557,216        14,411,974
                                                     ---------------------------------------------------------------
Depreciation and amortization:
  Superstore operations                                 21,271           21,691           22,618           181,803
  Convenience store operations                          31,655           31,240           29,257           270,556
  Restaurant operations                                  2,198            1,838            1,877            18,786
  Others                                                 3,723            4,024            1,598            31,821
                                                     ---------------------------------------------------------------
         Consolidated total                             58,847           58,793           55,350           502,966
                                                     ---------------------------------------------------------------

Operating income (loss):
  Superstore operations                                 (4,086)          13,674              129           (34,923)
  Convenience store operations                          95,902           93,863           84,214           819,675
  Restaurant operations                                  1,496            4,217            5,017            12,786
  Others                                                (6,841)          (9,241)          (5,395)          (58,470)
  Elimination of intersegment operating income              10               15                0                86
                                                     ---------------------------------------------------------------
         Consolidated total                             86,481          102,528           83,965           739,154
                                                     ---------------------------------------------------------------

                                                                                                            Thousands of
                                                                                                            U.S. dollars
                                                                        Millions of yen                       (Note B)
                                                          ---------------------------------------------------------------
Business Segments                                            2003             2002             2001             2003
-------------------------------------------------------------------------------------------------------------------------
Interest income:
  Superstore operations                                         847              879              988             7,240
  Convenience store operations                                  799              898            1,380             6,829
  Restaurant operations                                           2                4               53                17
  Others                                                          0                0                5                 -
  Elimination of intersegment interest income                  (568)            (608)            (564)           (4,855)
                                                          ---------------------------------------------------------------
     Consolidated total                                       1,080            1,173            1,862             9,231
                                                          ---------------------------------------------------------------

Interest expense:
  Superstore operations                                       1,469            1,161            1,298            12,556
  Convenience store operations                                6,027            6,294            5,954            51,513
  Restaurant operations                                          10                8               12                85
  Others                                                        145              137               46             1,239
  Elimination of intersegment interest expense                 (558)            (593)            (564)           (4,769)
                                                          ---------------------------------------------------------------
     Consolidated total                                       7,093            7,007            6,746            60,624
                                                          ---------------------------------------------------------------
Segment profit (loss):
  Superstore operations                                      (4,475)          12,717           21,818           (38,248)
  Convenience store operations                               91,171           86,679           81,173           779,239
  Restaurant operations                                       1,529            4,213            4,301            13,069
  Others                                                     (6,986)          (9,378)          (5,436)          (59,709)
                                                          ---------------------------------------------------------------
     Consolidated income from continuing
      operations before income taxes                         81,239           94,231          101,856           694,351
                                                          ---------------------------------------------------------------

Assets:
  Superstore operations                                     986,495          974,143        1,041,791         8,431,581
  Convenience store operations                            1,100,322        1,149,097        1,139,849         9,404,461
  Restaurant operations                                      75,715           85,490           84,520           647,137
  Others                                                    301,317          169,448           79,013         2,575,359
                                                          ---------------------------------------------------------------
     Total                                                2,463,849        2,378,178        2,345,173        21,058,538
  Corporate assets                                           33,476           34,806           31,977           286,120
                                                          ---------------------------------------------------------------
    Consolidated total                                    2,497,325        2,412,984        2,377,150        21,344,658
                                                          ---------------------------------------------------------------
Unallocated corporate assets consist of
 investments in affiliates

Capital expenditures:
  Superstore operations                                      18,368           35,142            9,050           156,991
  Convenience store operations                               42,532           59,956           45,168           363,521
  Restaurant operations                                       2,276            1,851            1,403            19,453
  Others                                                      8,713            8,992           14,495            74,470
                                                          ---------------------------------------------------------------
     Consolidated total                                      71,889          105,941           70,116           614,435
                                                          ---------------------------------------------------------------

Gain on subsidiary's common stock contribution to employee retirement benefit trust, which is not included in the segment information, is attributed solely to the superstore operations in 2001. Gain (loss) on sale and write-down of security investments is mainly attributed to the superstore operations in 2003 and 2001, and mainly attributed to the convenience store operations in 2002. Foreign currency exchange gains (losses) are mainly attributed to the convenience store operations.

Minority interest in earnings of consolidated subsidiaries is mainly attributed to the convenience store operations.
Equity in earnings of affiliates is mainly attributed to the superstore operations.
Loss from discontinued operations is mainly attributed to the convenience store operations in 2003, and mainly attributed to the superstore operations in 2002 and 2001.
Cumulative effects of changes in accounting principles are solely attributed to the convenience store operations in 2002 and 2001.
The Company does not have significant noncash items other than depreciation and amortization in reported profit. Income taxes are not allocated to the segments in the financial information report available and regularly reviewed by the Company's senior management.

                                                                                                          Thousands of
                                                                                                          U.S. dollars
                                                                      Millions of yen                        (Note B)
                                                         -------------------------------------------------------------

Products and Services Information                          2003             2002             2001              2003
----------------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Superstore operations
    Apparel                                                189,781          197,480          195,028         1,622,060
    Household goods                                        136,346          140,298          183,064         1,165,350
    Foods                                                  382,186          377,428          321,361         3,266,547
                                                         -------------------------------------------------------------
      Subtotal                                             708,313          715,206          699,453         6,053,957
    Other                                                   34,882           36,269           33,238           298,136
                                                         -------------------------------------------------------------
      Total                                                743,195          751,475          732,691         6,352,093
  Convenience store operations
    Merchandise                                            501,195          496,161          438,629         4,283,718
    Gasoline                                               198,762          167,725          170,308         1,698,821
    Franchise fees from domestic franchised stores         164,089          156,990          149,646         1,402,470
    Other                                                    4,350            4,173            3,775            37,179
                                                         -------------------------------------------------------------
      Total                                                868,396          825,049          762,358         7,422,188
  Restaurant operations                                     64,833           66,134           66,849           554,128
  Others                                                    22,844           12,733            6,073           195,248
  Elimination                                              (13,067)         (11,371)         (10,755)         (111,683)
                                                         -------------------------------------------------------------
      Consolidated total                                 1,686,201        1,644,020        1,557,216        14,411,974
                                                         -------------------------------------------------------------

Revenues from operations which are attributed to countries based on location of customers and long-lived assets for the six-month periods ended August 31, 2003, 2002 and 2001, are as follows:

                                                                        Thousands of
                                                                        U.S. dollars
                                         Millions of yen                   (Note B)
                             -------------------------------------------------------
Geographic Information         2003            2002           2001           2003
------------------------------------------------------------------------------------
Revenues from operations:
  Japan                      1,039,384      1,014,938        976,843       8,883,624
  U. S. A.                     592,107        578,457        532,630       5,060,743
  Other                         54,710         50,625         47,743         467,607
                             -------------------------------------------------------
     Consolidated total      1,686,201      1,644,020      1,557,216      14,411,974
                             -------------------------------------------------------
Long-lived assets:
  Japan                      1,093,229      1,068,819      1,016,652       9,343,838
  U. S. A.                     347,753        342,350        338,189       2,972,248
  Other                         19,726         15,096         14,319         168,598
                             -------------------------------------------------------
     Consolidated total      1,460,708      1,426,265      1,369,160      12,484,684
                             -------------------------------------------------------

Transfers between reportable business segments or geographic areas are made at arm's-length prices.

There has been no revenue from operations with a single major external customer for the six-month periods ended August 31, 2003, 2002 and 2001.

E. SUBSEQUENT EVENT
On October 9, 2003, the Company's Board of Directors declared an interim cash dividend of 6,631 million yen ($56,675 thousand) to be payable on November 14, 2003, to shareholders of record on August 31, 2003.

INVESTOR INFORMATION
(As of August 31, 2003)

STOCK LISTINGS:     Tokyo Stock Exchange
                    Euronext Paris

COMMON STOCK ISSUED:    418,717,685 shares

NUMBER OF SHAREHOLDERS: 9,317

TRANSFER AGENT AND REGISTRAR:  The Chuo Mitsui Trust & Banking Co., Ltd.
                               Securities Service Section
                               33-1, Shiba 3-chome,Minato-ku, Tokyo 105-8574, Japan

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of the Company is normally held in May each year in Tokyo, Japan. In addition, the Company may hold a special meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

STOCK PRICE RANGE
(On the Tokyo Stock Exchange)

---------------------------------------------------------------------------
                                                     Price (Yen)
---------------------------------------------------------------------------
      Calendar Year                       High           Low          Close
---------------------------------------------------------------------------
2002           1st Quarter                5,990         4,490         5,160
               2nd Quarter                6,960         5,060         6,000
               3rd Quarter                6,460         4,480         4,780
               4th Quarter                4,560         3,170         3,500

2003           1st Quarter                3,600         3,040         3,200
               2nd Quarter                3,380         2,660         2,875
               3rd Quarter                4,100         2,845         3,720
            *  4th Quarter                4,460         3,730         4,040
---------------------------------------------------------------------------

* Up to October 31

CORPORATE DATA
(As of August 31, 2003)

EXECUTIVE OFFICE
Ito-Yokado Co., Ltd.
1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
TEL: (03) 3459-2111                FAX: (03) 3459-6873
URL: http://www.itoyokado.iyg.co.jp/

MAJOR CONSOLIDATED SUBSIDIARIES
Seven-Eleven Japan Co., Ltd.
7-Eleven, Inc.
Denny's Japan Co., Ltd.
York Mart Co., Ltd.
IYBank Co., Ltd.
IY Card Service Co., Ltd.

MAJOR AFFILIATE
York-Benimaru Co., Ltd.

Store Totals
------------------------------------------------------------
  Ito-Yokado                                       176
  Seven-Eleven Japan                            10,056 *1
  7-Eleven, Inc. *2                              5,787
  Denny's Japan                                    570
  York Mart                                         53
  York-Benimaru                                    105

Number of ATMs
------------------------------------------------------------
  IYBank *3                                      6,469

Number of Cardholders
------------------------------------------------------------
  IY Card Service *3                 approx. 2,370,000
------------------------------------------------------------

Notes:    *1. Including 54 stores in Hawaii
          *2. As of June 30, 2003
          *3. As of September 30, 2003


Forward-Looking Statements
This document contains certain statements based on Ito-Yokado's current plans, estimates, strategies, and beliefs; all statements that are not historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. It is possible that the Company's future performance will differ significantly from the contents of these forward-looking statements. Accordingly, there is no assurance that the forward-looking statements in this document will prove to be accurate.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                     ITO-YOKADO CO., LTD.
                                                     (Registrant)

November 26, 2003

                                                 By: /s/ Noritoshi Murata
                                                     ---------------------------
                                                     Senior Managing Director
                                                     and Chief Financial Officer